

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2018

Evan Wasoff
Chief Financial Officer
Intiva BioPharma Inc.
4340 East Kentucky Avenue
Suite 206
Glendale, CO 80246

      Re: Intiva BioPharma Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted April 4, 2018
          CIK No. 0001625288

Dear Mr. Wasoff:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.1 to Draft Registration Statement on Form S-1 submitted April 4, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations and Commitments, page 56

1.   We note your disclosure that you entered into an agreement to license a proprietary delivery system for cannabinoid-based medications. Please expand your disclosure to include all material terms, including the rights and obligations of each of the parties, commercialization rights, royalties, term and termination provisions. Additionally, please file the license agreement as an exhibit to the registration statement or tell us why you

believe such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.

Financial Statements

Consolidated Statement of Operations and Comprehensive Loss, page F-3

2.   With reference to your response to comment 9, tell us how you computed weighted average common shares outstanding of 24,421,427 for the period from March 27, 2017 to June 30, 2017 with reference to the numbers of shares reported on page F-4. Also, provide us your computation of loss per share.

 You may contact Mark Brunhofer at (202) 551-3638 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Fay Matsukage, Esq.